

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2014

Wei Mei Tu
Chief Executive Officer
Zhen Ding Resources Inc.
Suite 205, 353 St. Nicolas
Montreal, Quebec
Canada H2Y 2P1

> **Re: Zhen Ding Resources Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 5, 2014**
> **File No. 333-193211**

Dear Ms. Tu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. We note your filing does not disclose reserves and does not conform to the Instructions to Paragraph (b)(5) of Industry Guide 7, which states that estimates other than proven and probable reserves and estimated values of such reserves shall not be disclosed in SEC filings. A review of your website indicates you have placed values on your property

based on the contained metals of your resource estimates.   Please provide the basis for the valuations on your website. In this regard, we note that your gross metals valuation appears to omit capital and/or operating costs.

4. We note the statement on page F-9 and elsewhere that Victor Sun is a consultant. Please revise where appropriate to summarize the work performed by consultants, including Victor Sun.

Prospectus Cover Page

5. We note your disclosure that you intend to apply for your shares to be quoted on FINRA's Over-the-Counter Bulletin Board. Because there currently is no market for your shares, please revise your cover page and throughout the filing, as applicable, to state that selling shareholders will sell at a stated fixed price until your shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933.

Prospectus Summary - Our Business, page 3

6. Please clarify whether you are considered an offshore special purpose company under PRC regulations and briefly describe in this section the foreign ownership restrictions for Zhen Ding JV and the specific PRC regulatory approvals with which you are required to comply. Please state whether you and/or your affiliates have received the required PRC approvals and made the required PRC registrations; for example, in connection with the CSRC, SAFE, and SAIC.

Risk Factors, page 4

Our profitability is heavily dependent on the world price of commodities, page 5

7. If there are any PRC price controls on your products, please disclose.

Risks relating to the People's Republic of China, page 7

8. Please update your references to PRC law and its effect on the company. For example, you state on page 11 that there is uncertainty regarding "new" PRC regulations adopted in 2006 and that "new" corporate income tax laws effective 2008 could adversely affect your business. Also make similar updates under the Government Regulation section.

We have a high concentration of stock ownership and control . . ., page 13

9. Please identify the company's controlling shareholders.

Background of the Transaction with the Selling Stockholders, page 14

   10. Please clarify whether this registration statement is being filed due to registration rights
       of the selling shareholders in connection with the exchange. Please also file the share
       exchange agreement and any other agreements related to the acquisition of Zhen Ding
       NV as exhibits. See Item 601(b)(2) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 15

   11. Please provide an executive summary that discusses how the company earns revenues
       and income and generates cash, economic or industry-wide factors relevant to the
       company, and key metrics describing the significant matters management uses to evaluate
       the company's financial condition and operating results. For guidance, see Section III.A
       of SEC Release No. 33-8350.

   12. Please expand your discussion under results of operations for all periods to describe
       unusual or infrequent events, significant economic changes, and significant components
       of revenue and expenses. For example, your discussion of the increase in revenues for the
       six-month period ended June 30, 2014 does not explain why the company received larger
       orders of its products. See Item 303(a)(3) of Regulation S-K.

Description of Our Business, page 17

Our Corporate History and Structure, page 17

   13. Please describe your corporate structure in greater detail. Clarify whether Zhen Ding CA
       is a holding company and describe its purpose. Describe the general business
       development of Zhen Ding JV and identify the persons or class of persons who own
       and/or control Xinzhou Gold.

Operations, page 18

   14. Please describe the material provisions of the joint venture agreement for Zhen Ding,
       including those related to termination and renewal.

Description of the Property of the Wuxi Gold Project, page 19

   15. Please update the status of the Mining License, which you disclose expired on November
       16, 2014. Also file the Mining License and Gold Mining License as exhibits or advise.
       See Item 601(b)(10) of Regulation S-K.

16. Please disclose the following information for each of your mining properties:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

The Physical Plant at the Wuxi Gold Project, page 21

17. Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3 for your processing facilities and mines. This would include the feed tonnage and grade of the ores delivered to your facility along with the tonnage and grade of the concentrates you produce and sell. In addition please disclose the amounts of payable gold and silver and/or other metals/products that were the basis for your revenues. If production has ceased, please indicate the duration of this event and the reasons your processing operations stopped.

18. Please disclose your proven and/or probable reserves. Combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven and probable" only if proven and probable reserves cannot be readily segregated and a statement to that effect is included in your filing.

Our Customers, page 22

19. We note that you currently sell your products to one customer. Please disclose the material terms of any agreement with Shandong Jin Ao Ye Lian & Company and file it as an exhibit or advise. See Item 601(b)(10) of Regulation S-K.

Plan of Operation, Page 22

20. It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

    Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

21. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Government Regulation, page 23

22. We note your tax risk factor on page 11. Please describe material PRC tax regulations applicable to the company or shareholders in this section.

23. We note your reference to PRC counsel on page 25. Please identify PRC counsel in this section and file the legal opinion and consent as an exhibit. For guidance, see Section IV in Staff Legal Bulletin No. 19 (CF), which is available on our website.

Certain Relationships and Related Transactions, page 29

24. Please provide the related party transaction disclosure required by Item 404(c) and (d) of Regulation S-K for the period set forth in Instruction 1 to Item 404. Include, as

applicable, the related party transactions in your financial statement footnotes. Also file
as exhibits any agreements required by Item 601(b)(10)(ii)(A) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 30

25. We note your risk factor on page 13 stating that you have a high concentration of stock
ownership and control. Please include in the table all greater than 5% beneficial owners
of your common stock (including any "group" as that term is used in Section 13(d)(3) of
the Exchange Act). In this regard, we note the statement on page 13 that a "small number
of shareholders, acting together, have the ability to control all matters requiring
shareholder approval." Also revise the introductory paragraph in this section
accordingly.

Selling Stockholders, page 32

26. Please identify in the footnotes to the table the natural persons who exercise voting and/or
investment control over the securities held by Importation Tresor Plus Inc. For guidance,
see Question 140.02 of our Compliance and Disclosure Interpretations (Regulation S-K),
which are available on our website.

27. Please disclose any position, office, or other material relationship which any selling
stockholder has had within the past three years with the company or any of its
predecessors or affiliates. For example, it appears that George Farkas is affiliated with
the company. See Item 507 of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Operations, pages F-2 and F-13
Consolidated Statements of Cash Flows, pages F-3 and F-15

28. Based upon your statements of cash flows on pages F-3 and F-15 as compared to your
statements of operations on pages F-2 and F-13, it appears you may have excluded all or
most of your depreciation from gross profit (loss) for the six month period ended June 30,
2014, when almost all of it had previously been included in gross profit (loss) for each of
the years ended December 31, 2013 and 2012. In addition, your depreciation was
$151,173 for the six month period ended June 30, 2013 per page F-3, but the sum of the
depreciation and cost of revenues line items on page F-2 is significantly lower than this
amount. Please tell us the amount of depreciation included in each statement of
operations line item for each of the years ended December 31, 2013 and 2012, as well as
the six month periods ended June 30, 2014 and 2013, and reconcile these amounts to the
depreciation amount shown for each period in your statement of cash flows. Please also
tell us how your depreciation allocation methodology changed from period to period and
your basis for any change(s), including your consideration of comparability between
periods. In addition, please tell us how you considered the guidance in SAB Topic 11:B,

including depreciation not being positioned in your statement of operations in a manner which results in reporting a figure for income before depreciation, such as gross profit (loss).

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, pages F-5 and F-17

29. Please revise to disclose your accounting policy for inventory.

Undertakings, page II-2

30. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1 – Legal Opinion

31. Because you are registering the resale of outstanding shares, please revise the opinion to delete the words "if and when issued will be" and reflect that the shares "are" validly issued, fully paid and non-assessable. For guidance, see Section II(B)(2)(h) in Staff Legal Bulletin No. 19 (CF), which is available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler at (202) 551-3718 if you have questions regarding engineering comments. Please contact Brigitte Lippmann at (202) 551-3713 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Matthew Chang
        Chiang Law Office, P.C.